Exhibit 99.1

HeadHunter Group PLC Notifies of a Change in Circumstances of the Public Irrevocable Offer

MOSCOW, Russia, May 2, 2023 – HeadHunter Group PLC (“HeadHunter,” the “Offeror” or the “Company”) (Nasdaq: HHR, MOEX: HHRU) notifies holders of exchange-traded interest-bearing non-convertible uncertificated bonds, registration number 4B02-01-00565-R-001P, with respect to the public irrevocable offer issued by the Offeror and dated December 8, 2020 (the “Offer”) that, due to the termination of audit activities in the Russian Federation by Big-4 companies, as defined herein, the Offeror’s financial statements for the twelve months ended December 31, 2022, due to circumstances beyond the Offeror’s control, cannot be audited by any of the audit firms specified in the Offer: Ernst & Young (EY), Deloitte Touche Tohmatsu Limited (Deloitte), Pricewaterhousecoopers (PwC), KPMG (KPMG) (together the “Big-4”). At the same time, the financial statements of the Offeror and the Offeror’s group of companies are now audited by the same legal entity KEPT JSC (formerly KPMG JSC), which previously provided audit services under the Big-4 auditors franchise. Therefore, in the Offeror’s opinion, this change of circumstances cannot be considered a Basis of Purchase (as this term is defined in the Offer). Unless expressly defined otherwise, the terms and definitions used with capital letters in this press-release shall have the meaning given to them in the Offer.

Termination of audit services by the Big-4 companies have not had and do not have any effect on Headhunter LLC (the “Issuer”) business operations and its ability to achieve successful financial and operating results, to fulfill financial obligations, and to timely make coupon payments on the Bonds.

Subject to the provisions of the Presidential Decrees issued after March 1, 2022, the early purchase of the Bonds by the Offeror under the Offer may require the approval of a subcommittee of the Governmental Commission on Control of Foreign Investment in the Russian Federation (the “Governmental Commission”) as the Offeror is registered in the Republic of Cyprus. If the Basis of Purchase occurs, the Offeror will be required to apply to the Governmental Commission for the permission to purchase the Bonds or apply to the Bank of Russia for a clarification that the purchase of the Bonds by the Offeror does not require the permission of the Governmental Commission, which may take substantial time.

At the same time, the Offeror expects that there may be Bondholders that would like to use the opportunity to accept the Offer and receive a cash payout prior to the maturity of the Bonds. To satisfy any such investor demand, the Issuer is intending to repurchase the Bonds from Bondholders under a voluntary offer (voluntary repurchase by the Issuer) at the price equal to outstanding nominal amount of the Bonds. The consent of the Governmental Commission for such repurchase of the Bonds by the Issuer from Russian residents is anticipated not to be required, as the Issuer is a legal entity registered in the Russian Federation.

Subject to the above, the Offeror and the Issuer confirm their willingness to perform obligations under the Offer in full, including with regard to the timing and amount of coupon payments. Exchange trading in the Bonds will continue in a normal course.

The Issuer and the Offeror have notified the Representative of the Bondholders of all circumstances specified herein.

Contacts:

Investor Inquiries
Telman Shagants
E-mail:  investor@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the repurchase of the Bonds by the Issuer or performance by the Offeror of its obligations under the Offer and obtaining approvals and clarifications from the Russian authorities in connection with such repurchase and performance, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, as well as sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, a delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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